Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law	John M. Jennings
104 South Main Street / Ninth Floor / Greenville, SC 29601	Tel: 864.250.2207
Tel: 864.250.2300 Fax: 864.232.2925	John.jennings@nelsonmullins.com
www.nelsonmullins.com

June 22, 2012

Mr. Michael Clampitt

Senior Attorney Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Re:                             First Community Corporation

Registration Statement on Form S-1

Filed May 15, 2012

File No. 333-181437

Dear Mr. Clampitt:

This letter is provided on behalf of First Community Corporation (the “Company,” “we,” or “our”) in response to the comment letter from the Securities and Exchange Commission (the “SEC” or the “Commission”), dated June 11, 2012 (the “Comment Letter”), related to its review of the Company’s Registration Statement on Form S-1 filed on May 15, 2012 (File No. 333-181437).  This letter sets forth the Company’s responses to the SEC’s Comment Letter.  For your convenience, we have also restated the SEC’s comment prior to our response.

Form S-1 filed May 15, 2012

Prospectus Cover Page

1.                                      Disclose the number of shares being offered. See Item 501(b)(2) of Regulation S-K.

RESPONSE:

Prior to circulating a preliminary prospectus and beginning the road show for the offering, we will file a pre-effective amendment to the registration statement that includes the number of shares to be offered.

2.                                      Disclose how the share price will be determined. See Instruction 2 to Item 501(b)(3) of Regulation S-K.

RESPONSE:

We have revised the cover page of the prospectus in accordance with the SEC’s comment.

3.                                      Revise the cover page to describe the nature of the underwriting commitment. We note from later disclosure in the prospectus that this is apparently to be a firm commitment offering. See Item 501(b)(8) of Regulation S-K.

RESPONSE:

We have revised the cover page of the prospectus in accordance with the SEC’s comment.

The Company, page 1

4.                                      Please disclose that you are operating under an MOU and an OCC regulatory agreement.

RESPONSE:

We have revised page 1 of the prospectus to disclose that First Community Bank, N.A. is currently operating under a formal written agreement with the Office of the Comptroller of the Currency and a memorandum of understanding with the Federal Reserve.

5.                                      Please disclose that over 70% of your loans are collateralized with commercial real estate. We note the related risk factor information at the bottom of page 19.

RESPONSE:

We have revised page 1 of the prospectus to disclose that approximately 70.7% of our outstanding loans as of March 31, 2012 were secured by commercial real estate.

Planned Repurchase of Our Preferred…, page 6

6.                                      Please disclose that, if completed, these repurchases will require the use of all or nearly all the proceeds of this offering.

RESPONSE:

We have revised page 6 of the prospectus to disclose that, if we repurchase the Series T Preferred Stock and the Warrant issued to the U.S. Treasury Department, these repurchases will require the use of all or substantially all of the net proceeds of this offering.

7.                                      Please update this section as of the most recent practicable date.

RESPONSE:

We have updated this section of the prospectus as of the most recent practicable date.

8.                                      Indicate the TARP related consequences for the company, e.g., less interest expense, and, what you will do with the offering proceeds if you are not allowed to pursue these repurchases.

RESPONSE:

We have updated this section of the prospectus in accordance with the SEC’s comments.

Regulatory Agreements, page 6

9.                                      Please revise to disclose if any of the terms of the MOU may have a material impact on your business operations and financial performance. Please also revise to disclose the terms of the agreement with the OCC. If you have already done this, please confirm supplementally.

RESPONSE:

We have revised this section of the prospectus in accordance with the SEC’s comments.

Exhibit Index

10.                               You will need to file any underwriting agreement as an exhibit. See Item 601 of Regulation S-K. Please revise.

RESPONSE:

We will file a copy of the underwriting agreement in a pre-effective amendment to the registration statement.

The Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or comments related to our responses, please contact me at (864) 250-2207 or john.jennings@nelsonmullins.com.  Please copy Joseph G. Sawyer, Chief Financial Officer of the Company, at jsawyer@firstcommunitysc.com on any written comments regarding our responses.

Sincerely,

/s/ John M. Jennings
Nelson Mullins Riley & Scarborough LLP

cc:                                Joseph G. Sawyer, Chief Financial Officer

First Community Corporation